SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of November 2001



                           Telewest Communications plc
                          ----------------------------
                 (Translation of Registrant's Name into English)



  Genesis Business Park, Albert Drive, Woking, Surrey, United Kingdom, GU21 5RW
  -----------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F  [X]                    Form 40-F  [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes  [ ]                          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

                                  EXHIBIT INDEX


     Exhibit                             Description
     -------                             -----------

      99.1 US GAAP Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations with Respect to the Three and Nine-Month Periods Ended September 30, 2001

                                    SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           TELEWEST COMMUNICATIONS PLC

Dated: November 29, 2001                   By: /s/ Clive Burns
                                               --------------------------------
                                               Name: Clive Burns
                                               Title: Company Secretary

                                 EXHIBIT INDEX


     Exhibit                             Description
     -------                             -----------

      99.1 US GAAP Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations with Respect to the Three and Nine-Month Periods Ended September 30, 2001